Schedule A

to

Sub-Advisory Agreement between

Park Avenue Institutional Advisers LLC and

ClearBridge Investments, LLC

Dated August 8, 2016

Amended March 28, 2018

Series:	Fee (as an annual percentage of average daily net assets of the Series):
Guardian Large Cap Fundamental Growth VIP Fund	0.30% on the first $100 million in assets; 0.27% on the next $200 million in assets; and 0.25% on assets over $300 million
Guardian Small Cap Core VIP Fund	0.37%